FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Diana Shipping Inc. (the "Company") dated February 23, 2010 reporting their financial results for the fourth quarter and year ended December 31, 2009.

The information contained in this Report on Form 6-K, with the exception of the section captioned "Chairman and Chief Executive Officer's Comments," is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File No. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 23, 2010	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2009

ATHENS, GREECE, February 23, 2010 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $27.6 million for the fourth quarter of 2009.  This compared to net income of $54.2 million reported in the fourth quarter of 2008.

Voyage and time charter revenues were $58.6 million for the fourth quarter of 2009, compared to $84.3 million for the same period of 2008, due to a decrease in prevailing time charter rates and increased off-hire and drydock days.

Net income for the year ended December 31, 2009 amounted to $121.5 million, compared to net income of $221.7 million for 2008. Voyage and time charter revenues were $239.3 million for the year ended December 31, 2009, compared to $337.4 million for 2008.

Chairman and Chief Executive Officer's Comments

"Diana Shipping Inc. has delivered another profitable quarter while at the same time implementing our strategy to build the company in a consistent and disciplined manner. It is our view that the actual deliveries of dry bulk vessels in the next two years will not be easily absorbed by the growth in demand, although demand is expected to be more solid than in the recent recessionary period. Therefore we continue to feel strongly that the market will present us with many attractive opportunities, given our strong balance sheet, track record of profitability and well-defined strategic direction, and we will gradually and deliberately seek to take advantage of those opportunities. As previously announced, we are pursuing a strategy of expanding our investments in the dry bulk sector through vessel purchases during the next 24 months, and have begun this effort with the purchase in December 2009 of MV Melite. We will continue to be disciplined in our execution, while looking forward to opportunities that offer the potential to benefit all of our shareholders," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Fleet Employment Profile (As of February 22, 2010)
Currently Diana's fleet is employed as follows:
Vessel	Sister Ships*	Year Built	DWT	Gross Rate (USD per day)	Charterer	Redelivery date to owners**
PANAMAX VESSELS
Coronis	C	2006	74,381	$14,000	TPC Korea Co. Ltd., Seoul	Feb. 26, 2010 – Apr. 26, 2010
Erato	C	2004	74,444	$15,000	Cargill International S.A., Geneva	Feb. 20, 2010 – Mar. 13, 201010
				$20,500	C Transport Panamax Ltd., Isle of Man	Dec.13, 2011 – Mar. 13, 201211
Naias	B	2006	73,546	$19,000	J. Aron & Company, New York	Jul. 24, 2010 – Sep. 24, 2010
Clio	B	2005	73,691	$11,000	Cargill International S.A., Geneva	Feb. 15, 2010 – Mar. 26, 201010
Calipso12	B	2005	73,691	$9,400	Cargill International S.A., Geneva	Mar. 3, 2010 – Apr. 4, 201010
Protefs	B	2004	73,630	$59,000	Hanjin Shipping Co. Ltd., Seoul	Aug. 18, 2011 – Nov. 18, 2011
Thetis	B	2004	73,583	$10,500	Cargill International S.A., Geneva	Mar. 1, 2010 – Mar. 6, 201010
				$23,000	Glencore Grain BV, Rotterdam	Feb. 6, 2011 – Apr. 21, 201111
Dione	A	2001	75,172	$12,000	Louis Dreyfus Commodities S.A., Geneva	Jun. 1, 2010 – Sep. 1, 2010
Danae	A	2001	75,106	$12,000	Augustea Atlantica Srl, Naples	Jan. 23, 2011 – Apr. 22, 2011
Oceanis	A	2001	75,211	$18,000	Bunge S.A., Geneva	Jul. 6, 2010 – Sep. 21, 2010
Triton	A	2001	75,336	$17,000	Intermare Transport GmbH, Hamburg, Germany	Sep. 10, 2010 – Nov. 25, 2010
Alcyon	A	2001	75,247	$34,500	Cargill International S.A., Geneva	Nov. 21, 2012 – Feb. 21, 2013
Nirefs13	A	2001	75,311	$21,000	Louis Dreyfus Commodities S.A., Geneva	Dec. 29, 2011 – Mar. 27, 2012
Melite	-	2004	76,436	$24,250	J. Aron & Company, New York	Dec. 29, 2010 – Feb. 28, 2011

CAPESIZE VESSELS
Norfolk	-	2002	164,218	$74,750	Corus UK Limited	Jan. 12, 2013 – Mar. 12, 2013

Aliki	-	2005	180,235	$45,000	Cargill International S.A., Geneva	Mar. 1, 2011 – Jun. 1, 20113
Salt Lake City	-	2005	171,810	$55,800	Refined Success Limited	Aug. 28, 2012 – Oct. 28, 2012
Sideris GS	D	2006	174,186	$36,000	BHP Billiton Marketing AG	Oct. 15, 2010 – Jan. 14, 20114
Semirio	D	2007	174,261	$31,000	BHP Billiton Marketing AG	Apr.30, 2011 – Jul. 30, 20115
Boston	D	2007	177,828	$52,000	BHP Billiton Marketing AG	Sep. 28, 2011 – Dec. 28, 20111
Houston	D	2009	177,729	$55,000	Shagang Shipping Co.9	Oct. 3, 2014 – Jan. 3, 2015

VESSELS UNDER CONSTRUCTION
New York6,7,8	D	2010	177,000	$48,0002,6	Nippon Yusen Kaisha, Tokyo (NYK)	Jan. 8, 2015 – May 8, 20152
		Total:	2,442,052

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of US$52,000.

2	Based on expected date of delivery from the yard to the owners.
3
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on May 1, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

4
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on November 30, 2006, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

5
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on June 15, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

6	The gross rate will vary as follows: US$50,000 per day for delivery between October 1, 2009 and January 31, 2010 or US$48,000 per day for delivery between February 1, 2010 and April 30, 2010.
7	Latest possible delivery to owners during second quarter of 2010.
8	Hull H1107.
9	A guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
10	Based on latest information received from charterers.
11	Estimated date.
12	Vessel drydocked from January 23, 2010 to February 1, 2010.
13	Vessel drydocked from January 27, 2010 to February 12, 2010.

Summary of Selected Financial & Other Data

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$58,640	$84,339	$239,342	$337,391
Voyage expenses	2,896	4,835	11,965	15,003
Vessel operating expenses	11,310	9,919	41,369	39,899
Net income	27,589	54,160	121,498	221,699
FLEET DATA
Average number of vessels	19.7	19.0	19.2	18.9
Number of vessels	20.0	19.0	20.0	19.0
Weighted average age of fleet (in years)	4.9	4.3	4.9	4.3
Ownership days	1,813	1,748	7,000	6,913
Available days	1,798	1,735	6,930	6,892
Operating days	1,779	1,711	6,857	6,862
Fleet utilization	98.9%	98.6%	98.9%	99.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$31,003	$45,824	$32,811	$46,777
Daily vessel operating expenses (2)	$6,238	$5,674	$5,910	$5,772

(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Tuesday, February 23, 2010.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 344142.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$58,640	$84,339	$239,342	$337,391

EXPENSES:
Voyage expenses	2,896	4,835	11,965	15,003
Vessel operating expenses	11,310	9,919	41,369	39,899
Depreciation and amortization of deferred charges	11,655	11,016	44,686	43,259
General and administrative expenses	4,781	3,106	17,464	13,831
Foreign currency losses (gains)	(92)	(84)	(478)	(438)
Operating income	28,090	55,547	124,336	225,837

OTHER INCOME (EXPENSES):
Interest and finance costs	(856)	(1,451)	(3,284)	(5,851)
Interest Income	240	64	951	768
Gain / (loss) from financial instruments	115	-	(505)	-
Insurance settlement for vessel un-repaired damages	-	-	-	945

Total other income (expenses), net	(501)	(1,387)	(2,838)	(4,138)

Net Income	$27,589	$54,160	$121,498	$221,699

Earnings/(losses) per common share, basic and diluted	$0.34	$0.72	$1.55	$2.97

Weighted average number of common shares, basic	80,516,863	74,377,731	78,282,775	74,375,686

Weighted average number of common shares, diluted	80,695,378	74,377,731	78,385,464	74,558,254

BALANCE SHEET DATA
	December 31,
	2009	2008
ASSETS

Cash and cash equivalents	282,438	62,033
Other current assets	14,718	6,521
Advances for vessels under construction and acquisitions and other vessel costs	29,630	27,199
Vessels' net book value	979,343	960,431
Other fixed assets, net	200	136
Other non-current assets	2,639	886
Prepaid charter revenue, non-current portion	11,457	-
Total assets	1,320,425	1,057,206

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	32,386	20,012
Long-term debt	276,081	238,094
Deferred revenue, non-current portion	11,244	22,502
Other non-current liabilities	1,389	1,122
Total stockholders' equity	999,325	775,476
Total liabilities and stockholders' equity	1,320,425	1,057,206

OTHER FINANCIAL DATA
	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)
Net cash from operating activities	$40,473	$63,024	$151,903	$261,151
Net cash from / (used in) investing activities	(22,645)	(273)	(73,081)	(108,662)
Net cash from / (used in) financing activities	12,972	(5,479)	141,583	(107,182)